[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 27, 2016

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pam A. Long

Re:	Coty Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 27, 2016
File No. 333-210856

Dear Ms. Long,

On behalf of our client, Coty Inc. (the “Company” or “Coty”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2016 (the “Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Commission on June 1, 2016.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 17, 2016 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete information contained therein.

Set forth below are the Company’s responses to the comments raised in the Comment Letter, which also include input from The Procter & Gamble Company (“P&G”) and Galleria Co. (“Galleria Company”). The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the marked copy of Amendment No. 2.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

Response:

The Company acknowledges the Staff’s comment and confirms consistency of disclosure throughout Amendment No. 2 and Amendment No. 2 to the Registration Statement on Forms S-1 and S-4 of Galleria Company filed on even date herewith, including making corresponding changes where comments on one filing are applicable to disclosure in the other filing.

Summary Historical Consolidated Financial Data of Coty, pages 47 and 137 Summary Non-GAAP Financial Data of Coty, pages 48 and 139

2.	You indicate that Adjusted Operating Income, Adjusted Net Income Attributable to Coty, Inc. and Adjusted Net Income Attributable to Coty, Inc. per Common Share are non-GAAP financial measures that better enable management and investors to analyze and compare underlying business results from period to period. You also state that these measures provide an alternative view of performance used by management and that an investors understanding of your performance is enhanced by disclosing these measures.

Please revise your disclosures to more fully and specifically explain why you believe each non-GAAP financial measure you present is useful to investors. Refer to Item 10(e)(1)(i)(C) through (D).

Response:

The Company respectfully acknowledges the guidance provided in Item 10(e)(1)(i)(C) through (D). In response to the Staff’s comment, the Company revised the disclosure on pages 48 and 140 of Amendment No. 2.

3.	We note that you have provided reconciliations of Reported Operating Income to Adjusted Operating Income: Please address the following:

•	On page 92, you state that you target organic growth through your focus on supporting and expanding global brands while consistently developing and seeking to acquire new brands and licenses. However, Adjusted Operating Income excludes restructuring and other business realignments costs, amortization, and acquisition-related costs for all periods presented. Given that you have a growth strategy that includes acquiring new brands and licenses, please explain how and why you determined it is appropriate to adjust your Non-GAAP performance measures for charges that appear to be normal, recurring operating expenses for your company. Refer to Question 100.01 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016;

Response:

The Company respectfully acknowledges the guidance provided under Question 100.01 of the C&DIs. The Company’s management uses non-GAAP financial measures which it believes better enable management and investors to analyze and compare the Company’s underlying business results and performance from period to period. Although the Company has a growth strategy that includes acquiring new brands and licenses, the Company’s management believes adjustments related to restructuring and other business realignments costs, amortization, and acquisition-related costs are often significant and reduce comparability from period to period. The manner in which the Company acquires new brands and licenses varies from negotiations with owners to negotiations with licensors to outright business acquisitions. As a result, each transaction is unique and includes costs that are attributable to specific facts and circumstances that are not comparable to other transactions. As the types of transactions vary in size and frequency, the costs related to such transactions are not considered recurring, cash-operating expenses, as outlined in Question 100.01 of the C&DIs.

Such costs vary by transaction and represent supplemental information as to what core sustainable performance will look like going forward. The nature of the costs and expenses incurred for one transaction are not indicative of the costs and expenses to be incurred for other transactions. Due to the many differences in the Company’s previous acquisitions, the Company’s treatment of a particular transaction is not intended to imply that any past or future acquisitions will result in comparable and significant acquisition-related costs. Similarly, the Company’s management also believes that restructuring and other business realignments costs, amortization, and acquisition-related costs do not reflect the operating performance of the underlying business and excludes their impact to enhance comparability period to period.

•	Please more fully explain how and why you determined it is now appropriate to revise your non-GAAP performance measures to exclude amortization.

Response:

In accordance with ASC 805, Business Combinations, a portion of the acquisition purchase price for an acquisition is allocated to finite-lived intangible assets, which are then amortized over various periods of time based on their useful lives. As the Company is transforming its business and organizational structure through the proposed Transactions, which impacts financial reporting, incremental amortization as a result of purchase price allocation will reduce the comparability of the results of operations period to period. On a pro forma basis, amortization expense will increase by approximately four times as a result of the transformational acquisition and therefore, the Company’s management believes that excluding the impact of such amortization will improve comparability of operating performance from period to period.

The Company’s GAAP presentation includes amortization on all intangibles acquired in connection with various acquisitions, whereas in its non-GAAP presentation, the Company excludes these non-cash charges in calculating Adjusted Operating Income. The effect of this exclusion on the Company’s non-GAAP presentation is to revise Adjusted Operating Income in a manner which provides investors with a measure of the Company’s operating performance that facilitates period to period comparisons, as well as comparability to the Company’s peers. Specifically, exclusion of amortization expense allows investors to compare operating results that are consistent over time for the consolidated Company, including newly acquired and long-held businesses, to both acquisitive and non-acquisitive peer companies. As amortization is the result of the purchase price and corresponding allocation of fair value, and not the result of operations in a particular year, the Company’s management believes that the adjustment of the Company’s non-GAAP financial measure to exclude amortization provides useful information to investors because it allows them to better understand the underlying performance of the business. The Company supplements this revised approach by providing disclosure of the effects of this non-GAAP measure, by presenting the corresponding treatment prepared in conformity with GAAP in its financial statements, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analyses.

•	Please clarify the types of costs included in acquisition-related costs. To the extent that these costs include purchase accounting adjustments, such as revaluation of acquired inventory, please explain how you determined excluding these costs is appropriate since they appear to be normal, recurring expenses for your company;

Response:

Acquisition-related costs represent costs directly related to acquiring an entity, for both completed and contemplated acquisitions and can include, among other things, finder’s fees, legal, accounting, valuation and other professional or consulting fees, and other internal costs, which can include compensation-related expenses for dedicated internal resources. Additionally, costs related to purchase accounting may occur, such as impacts of revaluation of acquired inventory, which are included as acquisition-related adjustments as they (i) do not directly arise from the Company’s normal, or “core,” business and operations or (ii) are not indicative of future results. The Company believes the exclusion of such acquisition-related costs allows the Company to better demonstrate its growth trend on a more consistent basis. For additional information please also refer to the other responses to this comment above.

•	Your stock based compensation adjustments for all periods do not agree with stock based compensation in your statements of cash flows. Please explain what these adjustments represent, how they are calculated, and why you determined they are the appropriate amounts to use to calculate your non-GAAP performance measures; and

Response:

As noted in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, prior to June 12, 2013, the effective date of the share-based compensation plan amendments upon the close of the Company’s initial public offering, its share-based compensation plans were accounted for as liability plans, as they allowed for cash settlement or contained put features to sell shares back to the Company for cash. Accordingly, share-based compensation expense for the liability was measured at the end of each reporting period based on the fair value of the awards at each reporting period date, which resulted in significant fluctuations in the Company’s share-based compensation expense/(income) each year. As such, the Company’s management evaluated the impact of share-based compensation on operating income by comparing the expense that was recorded under liability plan accounting to the expense that would have been recorded if the plans had been accounted for as equity plans on the grant date. This evaluation of share-based compensation expense at the historical grant date fair value is relevant to the Company’s management and provides supplemental information that is useful for investors for the following reasons:

•	incremental expense/(income) due to liability plan accounting results in significant variability period to period leading to non-comparability of operating results;

•	several of the Company’s main competitors account for their share-based compensation plans as equity plans; and

•	certain financial covenant calculations for the Company’s debt agreements were derived from calculations including share-based compensation expenses based on the equity method of accounting.

Share-based compensation expense adjustment is calculated as following:

•	For grants issued prior to June 12, 2013, the component of share-based compensation expense adjustment represents the difference between expense under equity plan accounting based on the grant date fair value and total estimated share-based compensation expense, which is based on (i) the fair value on June 12, 2013 for nonqualified stock option awards and restricted stock units and (ii) all costs associated with the special incentive awards granted in fiscal 2012 and 2011 as these were accounted for as liability plans.

•	Share-based compensation adjustment for the fiscal year ended June 30, 2015 also includes $15.8 million related to special transactions the Company’s parent company, JAB Cosmetics B.V., has conducted with a related party. This expense is excluded from the Company’s segments and Adjusted Operating Income as the Company’s management views the discounted sale of shares and subsequent probable repurchase as outside the normal course of business.

The Company respectfully advises the Staff that a reconciliation table that compares the share-based compensation expenses in the Consolidated Statements of Operations to the recalculated share-based compensation expenses used by the Company’s management to measure the performance of segments for all periods presented is below.

	Year Ended June 30,			Nine Months Ended March 31
	2015	2014	2013	2016	2015
Share-based compensation expense:
Expense under liability plan accounting prior to June 12, 2013	$—	$—	$142.2	$—	$—
Expense under equity plan accounting (1)	19.7	46.8	2.2	28.0	9.9
Expense under liability plan accounting for special transactions	15.8		—	—	—
Expense under liability plan accounting Series A Preferred Stock	0.4			1.3	—

Total reported share-based compensation expense	35.9	46.8	144.4	29.3	9.9

Expense under equity plan accounting based on grant date fair value and expense for Series A Preferred Stock	17.6	19.2	24.1	28.0	9.3

Share-based compensation expense adjustment for pre-IPO grants and special transactions	$18.3	$27.6	$120.3	$1.3	$0.6

(1)	Expense under equity plan accounting is assessed based on June 12, 2013 fair value for awards granted prior to June 12, 2013 and the grant date fair value for awards granted post June 12, 2013

Cash flow presentation:

As the share-based compensation adjustment reflects only a portion of the total share based compensation as noted above, the share-based compensation adjustment will not agree to the share-based compensation expense reported in the Consolidated Statements of Cash Flows. Additionally, effective fiscal 2015, the total share-based compensation expense reported does not agree to the share-based compensation expense recorded in the Consolidated Statements of Cash Flows as the withholding tax expense that is assessed upon exercise is included in Coty’s total share-based compensation expense, but is reclassified to accrued expenses and other current liabilities in the Consolidated Statements of Cash Flows to be consistent with all other payments of withholding taxes. Reclassification of the withholding tax expenses within share-based compensation for periods prior to fiscal 2015 were not revised as the expenses were deemed immaterial.

	Year Ended June 30,			Nine Months Ended March 31
	2015	2014	2013	2016	2015
Share-based compensation expense per above	$35.9	$46.8	$144.4	$29.3	$9.9
Share-based compensation expense per Cash flow statement	30.6	46.8	144.4	18.4	5.9

Difference	$5.3	$—	$—	$10.9	$4.0

•	Since you target growth and seek to acquire new brands and licenses and your Non-GAAP performance measures exclude expenses related to your acquisition strategy, please explain how management assesses and evaluates the success of acquisitions.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in order to assess and evaluate the success of an acquisition, its management reviews a variety of indicators, including:

•	the scale of the combined company by evaluating consolidated and segment financial metrics;

•	the expansion of product offerings by evaluating segment, brand, and geographic performance and the respective strength of the brands;

•	the evaluation of market share expansion in categories and geographies;

•	the earnings per share accretion and substantial incremental free cash flow generation providing financial flexibility for the Company; and

•	the comparison of actual and projected results, including achievement of projected synergies, post integration; provided that timing for any such comparison will depend on the size and complexity of the acquisition.

4.	We note that you have provided reconciliations of Reported Net Income Attributable to Coty, Inc. to Adjusted Net Income Attributable to Coty, Inc., in total and on a per share basis. Please address the following:

•	You present a change in tax provision due to adjustments to reported Net Income Attributable to Coty, Inc. Please clearly explain how the tax effects were calculated. Refer to Question 102.11 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016; and

Response:

The Company respectfully considered and followed the guidance under Question 102.11 of the C&DIs, “how should income tax effects related to adjustments to arrive at a non-GAAP measure be calculated and presented?” In the reconciliation of Reported Net Income Attributable to Coty Inc. to Adjusted Net Income Attributable to Coty Inc., none of the adjustments to arrive at Adjusted Net Income Attributable to Coty Inc. are presented “net of tax.” Each pretax adjustment is first analyzed to determine if there is an income tax consequence. The “change in tax provision due to adjustments to Reported Net Income Attributable to Coty Inc.” is then calculated based on the jurisdiction in which the adjusted items are received or incurred, multiplied by the respective statutory tax rates offset by the increase or reversal of any valuation allowances.

•	Please explain what is included in your Adjustments to Other Expense and how you determined excluding these costs is appropriate.

Response:

The Adjustments to Other Expense of $30.4 million for the nine months ended March 31, 2016 primarily reflects $29.6 million of losses on foreign currency contracts related to payments to Hypermarcas S.A. in connection with the Company’s acquisition of the Hypermarcas Beauty Business. The Company’s management believes that the exclusion of such acquisition-related and infrequent expenses better enables investors to analyze and compare underlying business results from period to period on a more consistent basis. For additional information please also refer to the response to Comment No. 3 above.

Selected Historical and Pro Forma Financial Data, page 135

Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 140

5.	We note your response to comment 23 from our letter dated May 19, 2016. In regard to the composition of management, please explain to us the specific changes in senior management that are anticipated subsequent to the merger. Also, based on the uncertainties regarding the split-off/spin-off of P&G Beauty Brands, please explain to us how you determined the former shareholders of P&G will be widely held and why you believe the relative voting rights in the combined entity are not a determinative factor to consider.

Response:

The Company respectfully advises the Staff that subsequent to the Merger, Lambertus J.H. Becht will continue as chairman of the Company’s board of directors and Interim Chief Executive Officer and Patrice de Talhouët will continue as Chief Financial Officer. After the completion of the Transactions, the Company intends to reorganize its business into three new divisions: Coty Luxury Division, which will be led by Edgar Huber (currently President of Global Markets, Coty); Coty Consumer Beauty Division, which will be led by Esi Eggleston Bracey (currently Executive Vice President, Global Color Cosmetics, P&G); and Coty Professional Beauty Division, which will be led by Sylvie Moreau (currently Executive Vice President of Wella). Each of Camillo Pane, Jules Kaufman, Sébastian Froidefond, Mario Reis and Ralph Macchio, all currently members of the Company’s existing senior management, will be part of the future management team of the combined entity.

The Company acknowledges the uncertainties regarding the split-off/spin-off of P&G Beauty Brands. However, the Company expects that the shares of the Company’s common stock to be received by P&G shareholders will be widely held because currently P&G’s common stock is widely held by a disparate group of public shareholders. There are only two entities that are beneficial owners of more than 5% of any class of P&G common stock and, as of August 1, 2015, the directors and officers of P&G, as a group, did not own more than 1% of P&G’s common stock. Further, any holder of shares of P&G common stock is permitted to participate in the exchange offer. As such, the Company expects that the group of P&G shareholders who tender shares in the exchange offer and become shareholders of the Company’s common stock will have a similar composition to the group that currently holds P&G common stock.

Upon consummation of the Merger, holders of P&G common stock are expected to own shares of the Company’s common stock representing 54% of the fully diluted shares of the Company’s common stock and the Company’s existing shareholders will own approximately 46% of the fully diluted shares of the Company’s common stock. In addition, there will not be a shareholders’ agreement or voting agreement in which P&G shareholders, as new shareholders of the Company, would vote as a group. In contrast, JAB Cosmetics B.V., the owner of all of the outstanding shares of the Company’s class B common stock and 8.4% of the Company’s common stock, which together represent approximately 97% of the Company’s outstanding voting power, will remain the largest stockholder of the combined company overall, owning approximately 35% of the fully diluted shares of the Company’s common stock at the completion of the Transactions. In conclusion, as the shares of the Company’s common stock held by P&G shareholders who participate in the exchange offer will be widely held and no one party will have a more significant ownership share in the combined entity than JAB, the Company does not believe relative voting rights in the combined entity is a determinative factor in the analysis of the accounting acquirer.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 143

6.	We note your response to comment 27 from our letter dated May 19, 2016. It appears to us that certain outstanding share amounts per your balance sheet as of March 31, 2016 may not be accurate based on the weighted average common shares outstanding. Please ensure that the numbers of shares of preferred stock and Class A common stock on a historical and pro forma basis are accurate.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 144 of Amendment No. 2.

Note 2 – P&G Beauty Brands Pre Merger Adjustments, page 148

7.	We note your responses to comments 28 and 35 from our letter dated May 19, 2016. In regard to adjustments (a) and (d), you indicate that certain expenses, including allocated expenses, are deducted and added back based on management’s best estimates at the time of the filing. Please tell us how you determined these adjustments are factually supportable. In addition, please help us understand how these amounts are derived, including but not limited to, how expenses are allocated. It appears to us that adjustments related to the excluded and divested brands should only include the direct revenues and direct expenses associated with those brands.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that adjustments (a) and (d) collectively reflect the removal of direct revenues and direct expenses related to the Excluded Brands and Divested Brands. The Company’s management believes that these adjustments are factually supportable as such information is derived from P&G’s management reporting systems. The revenues of the Excluded Brands and Divested Brands do not include any allocations. The expenses in adjustment (a) of the Excluded Brands and Divested Brands include direct expenses and allocations of Global Business Unit and corporate expenses in Costs of sales and Selling, general and administrative expenses primarily based on proportionate net sales. The expense allocations that will transfer with Galleria are added back in adjustment (d) so that only direct administrative personnel costs and expenses of the Excluded Brands and Divested Brands that are not expected to transfer with Galleria as part of the Merger are removed from the pro forma statements of operations.

The Company respectfully advises the Staff that adjustments (a) and (d) have been revised on pages 151 and 152, respectively.

Note 3 – Pro Forma Merger Adjustments, page 152

8.	We note your response to comment 33 from our letter dated May 19, 2016. You indicate that the incremental depreciation for the year ended June 30, 2015 was determined by subtracting Galleria’s historical depreciation for the period from the estimated annual depreciation on the fair value at acquisition of the acquired property and equipment. You also indicate that you use a waterfall approach to estimate total annual depreciation for acquired property and equipment. Please clarify and help us reconcile why the depreciation adjustment for the year ended June 30, 2015 of $4.3 million was significantly less than the adjustment for the nine months ended March 31, 2016 of $10.3 million. Please tell us the impact of the waterfall method and how you determined it is appropriate to use in your pro forma depreciation adjustments. Given that PP&E increased by $362 million, please clarify and help us understand the incremental depreciation expense included in your annual and interim pro forma adjustments.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company estimated depreciation on the fair value of acquired property and equipment of $62.4 million for the nine months ended March 31, 2016 and $83.2 million for the year ended June 30, 2015, respectively. The annualized depreciation expenses are the same for the nine months ended March 31, 2016 as for the year ended June 30, 2015. P&G Beauty Brands recorded historical depreciation expenses of $52.1 million for the nine months ended March 31, 2016 and $78.9 million for the year ended June 30, 2015, respectively. Consequently, the incremental depreciation expense to be adjusted for the pro forma statement of income is calculated as the difference between the total pro forma depreciation and the historical depreciation expense, which were $10.3 million for the nine months ended March 31, 2016 and $4.3 million for the year ended June 30, 2015. The historical depreciation expense for the year ended June 30, 2015 is significantly higher than the annualized depreciation expense for the nine months ended March 31, 2016 because there were a significant number of assets that became fully depreciated after June 30, 2015. However, during the Company’s preliminary review of P&G Beauty Brands’ fixed asset subledgers, it was noted that a portion of those assets that had a net book value of nil were still utilized to support P&G Beauty Brands. As such, as part of the acquisition, a fair value was assigned to these assets over their estimated remaining useful life for which straight-line depreciation was calculated and reflected in the pro forma financial operating results for the nine months ended March 31, 2016 and for the year ended June 30, 2015.

As part of the purchase price allocation, a fair value and remaining useful life were assessed for each asset in P&G Beauty Brands’ fixed asset subledgers. The “waterfall” approach utilized to calculate depreciation expense for the year was a simplified approach that has the same impact as if a depreciation schedule was calculated for each asset and aggregated by each fiscal year. In short, the approach (i) determines pools of assets with similar useful lives; (ii) aggregates the individual fair values for all assets in the pool; and (iii) divides the aggregated fair value by the remaining useful life for that pool of assets to determine depreciation expense by year for that pool of assets. The depreciation expense for each pool of assets for a given year was then summed to arrive at the depreciation expense for the fiscal year. As different asset pools have different remaining useful lives, certain pools will eventually become fully depreciated before others, resulting in declining depreciation expense over time, i.e. a “waterfall.”

The Company further advises the Staff that of the $362 million increase in PP&E, $125 million relates to a reclassification of marketing furniture for which historical depreciation expense is recorded to P&G Beauty Brands’ Selling, general and administrative expenses and therefore there is no incremental depreciation associated with this reclassification. Additionally, the preliminary purchase price allocation does not currently reflect a difference between fair value and carrying value of these assets, as the information is not available to perform the analysis at the time of filing.

The Company will continue to revise its estimate of incremental depreciation as it continues to update the preliminary valuation of the acquired PP&E assets. The Company respectfully advises the Staff that adjustment (q) on page 157 of Amendment No. 2 has been revised.

Background of the Transactions, page 168

9.	We note your response to comment 38 of our letter dated May 19, 2016 and the revised disclosure in the ultimate paragraph of this section. Please disclose what value the Board attributed to the excluded brands and the adjustment to the recapitalization amount referenced. We note that the Board considered the sensitivity cases prepared by the financial advisors when it determined that updated fairness opinions were not necessary; however, on page 174, the financial advisors disclose that neither sensitivity case “was intended to correspond to an analysis of the Excluded Brands not transferring with Galleria Company.”

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 168 of Amendment No. 2.

Summary of Financial Analysis, page 173

10.	We note your response to comment 41 of our letter dated May 19, 2016 and reissue the comment. Please note that you may provide appropriate qualifying language placing this information in context. Additionally, please disclose, given the stated inadequacies of these projections in your response letter, why the Board did not require the financial advisors to conduct a more recent and accurate analysis to support its recommendation to shareholders.

Response:

The Company acknowledges the Staff’s comment and in response, the Company has revised the Registration Statement to include a new section, “Certain Financial Projections with

Respect to Coty” beginning on page 172 of Amendment No. 2, disclosing the financial projections that the Company’s management provided to the Company’s financial advisors and upon which such financial advisors relied in connection with their respective fairness opinions.

Also, the Company respectfully advises the Staff that holders representing more than a majority of the voting power of the Company have approved, by written consent, the issuance of shares of the Company’s common stock in connection with the Transactions. The Company will file an information statement on Schedule 14C with the Commission that relates to such written consent. No further approval of the Company’s stockholders is required or being sought in connection with the Transactions. As a result, no recommendation to the Company’s stockholders, nor any reevaluation of a prior recommendation, is required, and therefore the Coty Board determined that no more recent analysis was needed.

Opinions of Morgan Stanley, page 171

Opinion of Barclays, page 182

11.	We note your response to comment 13 of our letter dated May 19, 2016. Please disclose the amounts requested on page 35. Additionally, please disclose here the aggregate fees paid to each financial advisor for all services by each company.

Response:

The Company acknowledges the Staff’s comment and respectfully reiterates that the advisory fees, including amounts contingent on the closing of the Transactions, are disclosed on pages 187 and 197 of Amendment No. 2. In response to the Staff’s comment, the applicable disclosures on page 36 and 37 of Amendment No. 2 have been revised to include a cross-reference to the section of the Registration Statement entitled “The Transactions—Opinions of Coty’s Financial Advisors”, where such fees are disclosed as required by Item 4(b) of Form S-4.

While the Company notes the Staff’s request to disclose advisory fees in the Summary section of the Registration Statement, the Company respectfully submits that disclosing such fees in the section of the Registration Statement entitled “The Transactions—Opinions of Coty’s Financial Advisors” is consistent with the instructions set forth on Form S-4 and Regulation M-A, widespread market practice, and the Staff’s practice with respect to issuing comment letters to other registrants. In particular, the Company respectfully directs the Staff to the following recently issued comment letters which support the Company’s position and where no such requirement was issued to the registrant: (i) Staff letter dated January 15, 2016 to New York Community Bancorp, Inc., File No. 333-208649, (ii) Staff letter dated January 19, 2016 to Marriott International, Inc., File No. 333-208684, (iii) Staff letter dated March 16, 2016 to Univest Corporation of Pennsylvania, File No. 333-209759, (iv) Staff letter dated March 18, 2016 to Shire plc, File No. 333-209648, (v) Staff letter dated March 6, 2016 to Old National Bancorp, File No. 333-209551 and (vi) Staff letters dated March 22, 2016 and April 18, 2016, respectively, to Huntington Bancshares Incorporated, File No. 333-209962.

As a result of the foregoing, the Company respectfully submits that disclosing advisory fees in the Summary section of the Registration Statement is not consistent with the market practice or the Staff’s general practice.

Finally, in response to the Staff’s comment, the Company has revised pages 187 and 197 of Amendment No. 2 to disclose compensation received by each financial advisor as a result of the relationship between such financial advisor and the subject company, Coty, as required by 1015(b)(4) of Regulation M-A.

P&G’s Reasons for the Transactions, page 191

12.	We note the revised language added in response to comment 42 of our letter dated May 19, 2016; however, you have not provided the level of detail requested. Please revise this section to include a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 15 and 197 of Amendment No. 2.

P&G Beauty Brands – Combined Financial Statements

Combined Balance Sheets, page F-3

13.	We note your response to comment 47 from our letter dated May 19, 2016. Please confirm that prior to effectiveness you will reflect the material reduction to historical equity that will occur as a result of the Recapitalization on a pro forma basis alongside the most recent historical balance sheet you present pursuant to SAB Topic 1:B:3.

Response:

In response to the Staff’s comment, the Company has been informed by P&G that P&G will present its best estimate of the distribution payable from Galleria Company on a pro forma basis in the prospectus prior to the Company requesting effectiveness of the Registration Statement. P&G’s best estimate is that the Galleria Company distribution will be declared in September 2016 during the expected exchange offer period. The Company intends to file a pre-effective amendment to the Registration Statement in late August. Such filing will include the audited combined financial statements of P&G Beauty Brands as of and for the year ended June 30, 2016, along with a pro forma balance sheet reflecting the estimated distribution.

At this time, P&G’s best estimate of the distribution payable is $2,297.8 million, which is currently disclosed in the prospectus in the unaudited condensed combined pro forma balance sheet of the Company on pages 144 and 149 of Amendment No. 2.

In addition, P&G will provide explanatory footnote disclosure to the audited combined financial statements of P&G Beauty Brands as of and for the year ended June 30, 2016 to describe the unaudited supplemental pro forma combined balance sheet as follows:

Supplemental Pro Forma Information – Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with the Transactions be considered as a distribution in contemplation of that offering. As of June 30, 2016, no such distribution has been declared. However, our best estimate is that Galleria Co. will distribute $2,297.8 to The Procter & Gamble Company immediately prior to or coincident with the Transaction. The unaudited supplemental balance sheet as of June 30, 2016 provides the pro forma effect of the assumed distribution as though it had been declared and was payable as of that date. This amount is based on a number of factors including the closing price of Coty common stock and other contractual adjustments related to the Excluded Brands, working capital adjustments and other adjustments. The ultimate amount of the distribution could change significantly due to changes in these factors.

3. Significant Accounting Policies, Revenue Recognition, page F-18

14.	We note your response to comment 52 from our letter dated May 19, 2016. You indicate that the disclosure of trade promotions is not meaningful; however, it appears to us that changes in trade promotions on a period to period basis could be material and meaningful to investors. As previously requested, please revise your disclosures here or in MD&A to disclose the impact of trade promotions on net sales during each period presented.

Response:

The Company acknowledges the Staff’s comment. From an accounting perspective, it is important to note that all of the underlying trade promotion spending is treated as a deduction from sales.

List price changes and trade promotion changes are both integral and interrelated components of P&G Beauty Brands’ pricing and promotion strategies. List pricing changes and trade promotion changes are not meaningful to evaluate or analyze in isolation as they are used interchangeably to execute pricing and promotion strategies across brands and markets. P&G Beauty Brands’ management evaluates these items on a combined basis and makes business decisions based on the combined effect. For example, to increase pricing, P&G Beauty Brands may increase list pricing, reduce trade promotion spending or combine a list price increase with a related increase in trade promotion to help mitigate the impact of pricing changes on customers and consumers. Similarly, to implement a price decrease, P&G Beauty Brands may reduce list prices, increase trade promotion spending or execute a mix of the two.

Because of the interrelated nature of list price changes and trade promotion changes, Management’s Discussion and Analysis of Financial Condition and Results of Operations of P&G Beauty Brands, beginning on page 116 of Amendment No. 2 (“P&G Beauty Brands’ MD&A”), and reportable segment results identify the impact of net pricing to the change in net sales during each period presented. This pricing impact includes both changes in list prices and changes in allowances for trade promotions. Accordingly, P&G respectfully advises the Staff that it does not believe separate disclosure of trade promotion changes would be an improvement to the P&G Beauty Brands’ MD&A disclosure of net sales changes.

For clarity, P&G Beauty Brands’ MD&A disclosure of Net Sales Change Drivers for each reporting period has been revised on pages 121 and 124 of Amendment No. 2.

9. Postretirement Benefits, page F-26

15.	We note your response to comment 53 from our letter dated May 19, 2016. You indicate that your plans are accounted for as multi-employer plans which require you to expense your annual contributions. However, since you will assume responsibility for a portion of the multi-employer plan’s benefit obligation, we continue to believe that you should disclose the benefit obligation and plan assets to be assumed by P&G Beauty Brands in the financial statements. Under a multiemployer approach, the carve-out entity would analogize to the guidance in ASC 715-80-35, as further described in ASC 715-30-55-62 through 55-64. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company confirms that prior to seeking effectiveness of the Registration Statement it will disclose P&G’s best estimate of the benefit obligation and plan assets to be assumed by Galleria Company in the combined financial statements of P&G Beauty Brands as of and for the year ended June 30, 2016.

At this time, P&G’s best estimate is a net pension liability of $115 million comprised of a benefit obligation of $425 million and plan assets of $310 million, which is currently disclosed in the Company’s unaudited condensed combined pro forma balance sheet on page 153 of Amendment No. 2.

Prior to the completion of the combined financial statements of P&G Beauty Brands as of and for the year ended June 30, 2016, P&G expects the employee transfers will be known such that the amounts of benefit obligations and plan assets to be assumed by Galleria Company will be estimable. P&G will provide the following footnote disclosure in the combined financial statements of P&G Beauty Brands as of and for the year ended June 30, 2016 to describe the benefit obligation and plan assets to be assumed by P&G Beauty Brands as follows:

The portion of pension obligation and pension assets as of June 30, 2016 that Galleria Co. will assume from P&G’s pension and other postretirement benefit employee benefit plans is as follows:

Benefit obligation to be assumed by Galleria Co.	$	XXX
Plan assets to be transferred to Galleria Co.		XXX
Net pension and postretirement liability to be assumed by Galleria Co.	$	XXX

Coty, Inc. – Form 8-K filed on May 3, 2016

16.	You disclose non-GAAP financial measures more prominently than directly comparable GAAP measure; do not reconcile each non-GAAP financial measure you present, do not explain why each non-GAAP financial measure you present is useful, do not explain how tax effects of adjustments are calculated; and present a full non-GAAP income statement which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

The Company acknowledges the Staff’s comment and will review the Staff’s guidance when preparing its next earnings release.

*****

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Sean C. Doyle

Sean C. Doyle

Enclosure
cc:	Jules P. Kaufman
Coty Inc.

Nina V. Ayer
Coty Inc.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

Laura Kaufmann Belkhayat
Skadden, Arps, Slate, Meagher & Flom LLP

Susan S. Whaley
The Procter & Gamble Company

Brad Brasser
Jones Day

Timothy J. Melton
Jones Day